May 15, 2009

Blake W. Nordstrom, President
Nordstrom, Inc.
1617 Sixth Avenue
Seattle, WA 98101

      RE: **Nordstrom, Inc.**
          Schedule 14A
          Filed April 9, 2009
          File No. 1-15059

Dear Mr. Nordstrom:

      We have completed our review of your filing and have no further comments at this time.

Sincerely,

John Reynolds,
Assistant Director